EXHIBIT 99.1
(Translation)
-------------
                                                                   June 24, 2004

TO OUR SHAREHOLDERS:
                                        Koichi Suzuki
                                        Representative Director
                                        Internet Initiative Japan Inc.
                                        1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                        Tokyo, Japan

                              NOTICE OF RESOLUTIONS
                              ---------------------
              AT THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
              ----------------------------------------------------

Dear Sirs:

     We hereby notify that at the 12th ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.
                                                            Sincerely yours,

Subject to be reported:
           Reports of the business report, balance sheet and statement of profit and loss of the 12th fiscal year (from April 1, 2003 to March 31,
           2004)

          In this respect, the contents of the above documents were reported.


Subjects to be resolved:
           Item 1: Approval of disposition of losses for the 12th fiscal year

           This item was approved as originally proposed.

           Item 2: Amendments to the Articles of Incorporation

           This item was approved as originally proposed.

           Item 3: Election of five directors

           This item was approved as originally proposed and the five directors of Mr. Fukuzou Inoue, Mr. Takamichi Miyoshi, Mr. Akihisa Watai, Mr. Yasurou Tanahashi and Mr. Takashi Hiroi were elected and assumed their offices.

           Item 4: Election of three statutory auditors

           This item was approved as originally proposed and the statutory auditor of Mr. Hideki Matsushita, Mr. Masaki Okada and Mr. Masaaki Koizumi were elected and assumed their offices.

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